United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-43021

VIB Corp

(Exact name of registrant as specified in its charter)

1498 Main Street, El Centro, California 92243; (760) 337-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[X] [ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, VIB Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VIB Corp

Date: December 30, 2002	By: Name: Title:	/s/ Harry G. Gooding, III Harry G. Gooding, III Executive Vice President and Chief Financial Officer